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SEC FILE NUMBER
001-32420

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2011
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Bazi International, Inc.

Full Name of Registrant

Former Name if Applicable
1730 Blake Street, Suite 305

Address of Principal Executive Office (Street and Number)
Denver, Colorado, 80202

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Bazi International, Inc. (the "Company") was unable to compile certain information required to prepare a complete filing. As a result, the Company will be unable to file the Annual Report on Form 10-K for the year ended December 31, 2011 in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K within the extension period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Debbie Wildrick	303	316-8577
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
It is currently anticipated that revenue from operations will be materially lower for the fiscal year ended December 31, 2011 compared to the corresponding period in 2010, resulting in a greater net loss in the recently completed fiscal year compared to the year ended December 31, 2010. The decrease in revenue and the corresponding increase in net loss is principally attributable to the decrease in the number of Ambassadors purchasing product from the Company during the recently completed fiscal year, the absence of available cash resources necessary to market and sell the Company's products, and increased interest expense. The Company currently anticipates that the net loss will be between $3.9 and $4.0 million in the recently completed fiscal year compared to approximately $3.4 million in the corresponding period in 2010.

Bazi International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 27, 2012
By:	/s/ Debbie Wildrick

Name: Debbie Wildrick
Title: Chief Executive Officer